UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



 (Mark One)



[X] ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE ACT OF
1934



For the fiscal year ended December 31, 2005


OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the transition period from               to
                               --------------  ---------------



                          Commission file number 1-8712



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                        BOWATER INCORPORATED SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              BOWATER INCORPORATED

                                 P. O. Box 1028

                             55 East Camperdown Way

                              Greenville, SC 29602

REQUIRED INFORMATION




     1.   Report of Independent Registered Public Accounting Firm


     2. Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004


     3. Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004


     4.   Notes to Financial Statements


     5. Supplemental Schedule - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)


     6.   Exhibits:


          a.   Exhibit 23 - Consent of Independent  Registered Public Accounting
               Firm



SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              BOWATER INCORPORATED SAVINGS PLAN

                                                      (Name of Plan)

                                              /s/ Aaron B. Whitlock
                                             ----------------------------------
Date: June 29, 2006                          Aaron B. Whitlock
                                             Director, Compensation and Benefits
                                             Bowater Incorporated
                                             (Plan Administrator)

                        BOWATER INCORPORATED SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                        BOWATER INCORPORATED SAVINGS PLAN


                                      Index




                                                                                                            Page

Report of Independent Registered Public Accounting Firm                                                       1

Financial Statements:

     Statements of Net Assets Available for Benefits as of
         December 31, 2005 and 2004                                                                           2

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2005 and 2004                                                       3

Notes to Financial Statements                                                                                 4

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2005                            9

Exhibits

Consent of Independent Registered Public Accounting Firm                                             Exhibit 23





Schedules not filed herewith are omitted because of the absence of conditions under which they are required.


             Report of Independent Registered Public Accounting Firm



The Board of Directors
Bowater Incorporated

We have audited the accompanying statements of net assets available for benefits of the Bowater Incorporated Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bowater Incorporated Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ KPMG LLP
Greenville, South Carolina
June 28, 2006

                        BOWATER INCORPORATED SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2005 and 2004





-------------------------------------------------------------------------------------------------------
                                                                 2005                        2004
-------------------------------------------------------------------------------------------------------

ASSETS
Investments:
     At fair value
       Mutual funds                                  $        152,886,272         $        151,590,427
       Bowater common stock                                    36,833,371                   36,455,105
       Participant notes receivable                             8,203,758                    7,765,540
       Interest-bearing cash                                    2,111,167                    6,585,743
-------------------------------------------------------------------------------------------------------
                                                              200,034,568                  202,396,815
     At contract value
       Fixed income fund                                      167,391,152                  175,019,728
-------------------------------------------------------------------------------------------------------
                                                              367,425,720                  377,416,543

      Receivables:
           Employer's contribution                                410,878                        -
           Other                                                  453,611                    1,278,612
-------------------------------------------------------------------------------------------------------
                                                                  864,489                    1,278,612

      Cash                                                        662,259                      871,441
-------------------------------------------------------------------------------------------------------

       Total assets                                           368,952,468                  379,566,596
-------------------------------------------------------------------------------------------------------

LIABILITIES
       Accounts payable                                            52,647                       55,733
       Other                                                      275,902                      639,776
-------------------------------------------------------------------------------------------------------
       Total liabilities                                          328,549                      695,509

-------------------------------------------------------------------------------------------------------
Net assets available for benefits                  $          368,623,919       $          378,871,087
-------------------------------------------------------------------------------------------------------


  See accompanying notes to financial statements.

                        BOWATER INCORPORATED SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2005 and 2004


-------------------------------------------------------------------------------------------------------
                                                                    2005                      2004
-------------------------------------------------------------------------------------------------------

Additions to net assets attributed to:
   Investment income:
      Net  (depreciation)  appreciation  in fair value
      of investments                                    $           (7,181,782)   $           8,435,108
      Interest and dividends                                        13,817,413               12,318,197
-------------------------------------------------------------------------------------------------------
   Net investment income                                             6,635,631               20,753,305
   Contributions:
      Employer's                                                     7,245,563                6,093,361
      Participants'                                                 16,227,628               16,693,415
      Rollovers                                                        622,312                  358,526
-------------------------------------------------------------------------------------------------------
   Total contributions                                              24,095,503               23,145,302
-------------------------------------------------------------------------------------------------------
Total additions                                                     30,731,134               43,898,607
Deductions from net assets attributed to:
   Benefits paid to participants                                    40,950,658               48,050,335
   Administrative expenses                                              27,644                   30,186
-------------------------------------------------------------------------------------------------------
Total deductions                                                    40,978,302               48,080,521
-------------------------------------------------------------------------------------------------------
Net change in net assets available for benefits                     (10,247,168)              (4,181,914)
Net assets available for benefits:
   Beginning of year                                               378,871,087              383,053,001
-------------------------------------------------------------------------------------------------------
   End of year                                          $          368,623,919    $         378,871,087
-------------------------------------------------------------------------------------------------------


  See accompanying notes to financial statements.

                        BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


(1)  Description of the Plan

     The following description of the Bowater Incorporated Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General

          The Plan was established by Bowater Incorporated (Company) as a trusteed, defined contribution savings plan and a leveraged employee stock ownership plan (ESOP). The ESOP had no debt outstanding at December 31, 2005 or 2004. It covers all full-time employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Active participants may elect to contribute to the Plan a percentage of their earnings and certain other income items on a tax-deferred or non-tax deferred basis, subject to regulated maximums. The maximum allowable deferral percentage is 50% of the participant's earnings.

          The Company contributes to the Plan in cash or shares of Company common stock. Generally, the Company contributes an amount equal to a percentage of each participant's contributed earnings. The Company match is dependent upon each participant's predecessor plan design. Generally, the Company will match between 40% and 60% of each participant's contributed earnings up to 6%. Participants who direct their contributions to the Bowater Stock Fund receive an additional Company contribution equal to 5% of the purchase price of the stock.

          The Company may authorize additional employer contributions.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings; each participant's account is reduced proportionately for investment losses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are immediately vested in their contributions plus earnings thereon. Participants become fully vested in the Company contributions after completing three years of service.

     (e)  Investment Options

          Participants can direct their contributions to be invested in one or more of many investment funds, including a Fixed Income Fund, a Bowater Stock Fund, and certain mutual funds. Participants may make an unlimited number of exchanges out of the Bowater Stock Fund, but only one exchange transaction into the Bowater Stock Fund in a thirty-day period.

                        BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

     (f)  Participant Notes Receivable

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 (less certain adjustments required by statute) or 50% of their vested account balance, whichever is less. Loan transactions are treated as deductions from participants' accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime lending rate plus 1% as of the date of the loan. Currently, interest rates range from 5.25% to 10.50% on participant loans. Principal and interest are paid through payroll deductions.

     (g)  Benefits and Withdrawals

          Participants are entitled to receive vested benefits upon termination of employment. Active employees may withdraw vested funds subject to certain withdrawal rules as defined in the Plan.

     (h)  Forfeited Accounts

          Forfeited nonvested accounts are used to reduce employer contributions. In 2005 and 2004, approximately $40,975 and $15,475,
          respectively,   were   forfeited   and   used   to   reduce   employer
          contributions.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The accompanying financial statements are prepared using the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

     (b)  Investment Valuation and Income Recognition

          The Plan investments include the Fixed Income Fund, Bowater common stock, mutual funds, participant notes receivable and interest-bearing cash.

          Purchase and sales of securities are recorded on a trade date basis. The Plan records interest income on an accrual basis and accrues dividends on the ex-dividend date.

          Investments in participant notes receivable and interest-bearing cash are stated at cost which approximates fair value. Investments in Bowater common stock and mutual funds are stated at fair value through quoted market prices. The Fixed Income Fund's holding of synthetic guaranteed investment contracts are stated at contract value plus any accrued income because they are considered to be benefit responsive.

          The Guaranteed Investment Contracts (GICs) held by the Fixed Income Fund are synthetic. The Fixed Income Fund owns certain fixed-income marketable securities and a liquidity agreement ("wrapper") is entered into for a fee with a financially responsible third party that guarantees a minimum rate of return and provides benefit responsiveness. There are no reserves currently considered necessary against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 4.1% and 4.4% for 2005 and 2004, respectively. The crediting interest rate was approximately 4.0% and 4.1% at December 31, 2005 and 2004, respectively. The crediting interest rate is based on a formula agreed upon with the issuer and may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The fair value of the synthetic GICs is equal to fair value of the underlying marketable securities plus any accrued income. At December 31, 2005 and 2004, fair value was $165,507,159 and $177,247,343, respectively, compared

                        BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

          to  the  contract  value  (carrying   value)  at  the  same  dates  of
          $167,391,152 and $175,019,728, respectively.

          Financial Accounting Standards Board Staff Position Nos. AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment
          Contracts Held by Certain Investment Companies Subject to the AICPA Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP)," is effective for Plan years ending after December 15, 2006. The FSP describes the limited circumstances in which the net assets of an investment company shall reflect the contract value of certain investments that it holds, provides a definition of a fully benefit-responsive investment contract and provides guidance with respect to financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Company is currently evaluating the impact of this FSP on the accounting, presentation and disclosure of the Plan's synthetic GICs.

     (c)  Administrative Expenses

          Net appreciation in fair value of investments is net of investment management fees of $551,788 and $566,196, respectively, for the years ended December 31, 2005 and 2004. Additional administrative expenses, including additional expenses charged by the Trustee, are paid by the participants or the Company.

     (d)  Payments of Benefits

          Benefit payments to participants are recorded upon distribution.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

          The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Plan's financial statements and schedule.

     (f)  Reclassifications

          Certain 2004 amounts in the financial statements and notes have been reclassified to conform to the 2005 presentation. These reclassifications had no impact on previously reported net change in net assets available for benefits or net assets available for benefits.

                        BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004


(3)  Investments

     Investments, with items representing 5% or more of the Plan's net assets separately stated, were as follows at December 31, 2005 and 2004:

     -------------------------------------------------------------------------------------------------------
                                                                           2005                      2004
     -------------------------------------------------------------------------------------------------------
                               Issuer
       At fair value:
         Fidelity Magellan Fund                                $             36,776,264  $          41,703,964
         Fidelity Equity Income Fund                                         31,757,273             33,288,562
         Fidelity OTC Portfolio Fund                                         26,164,244             31,690,942
         Bowater Common Stock                                                36,833,371             36,455,105
         Other (mutual funds, interest-bearing cash, and
             participant notes receivable)                                   68,503,416             59,258,242
       -------------------------------------------------------------------------------------------------------
                                                                            200,034,568            202,396,815

       At contract value:
         Fixed income fund                                                  167,391,152            175,019,728
       -------------------------------------------------------------------------------------------------------

                                                               $            367,425,720  $         377,416,543
       -------------------------------------------------------------------------------------------------------


       During the years ended December 31, 2005 and 2004, the Plan's investments
       (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $7,181,782 and appreciated in value by $8,435,108, respectively, as follows:

       -------------------------------------------------------------------------------------------------------
                                                                           2005                      2004
       -------------------------------------------------------------------------------------------------------

       Mutual Funds                                            $              4,632,767  $           8,993,002
       Bowater Common Stock                                                 (11,814,549)              (557,894)
       -------------------------------------------------------------------------------------------------------
                                                               $             (7,181,782) $           8,435,108
       -------------------------------------------------------------------------------------------------------


(4)  Related Party Transactions

     Certain Plan assets are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and therefore, these investment transactions qualify as party-in-interest transactions. The trustee receives investment and administrative fees as a result of these activities. The Plan assets also include shares of Bowater common stock. The Company is the Plan sponsor, therefore, these investment transactions qualify as party-in-interest transactions. Investment in company stock is participant directed.

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in all Company contributions.

                       BOWATER INCORPORATED SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004

(6)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated April 24, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

     The Plan has been amended since receiving the determination letter, however, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

(7)  Subsequent Event

     On May 9, 2006, the Company approved changes to the Plan. These changes will be effective beginning January 1, 2007 and are as follows:

     - The current company contribution will be replaced as follows: Eligible employees shall receive a "safe harbor" matching contribution equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred.

     - Additionally, in lieu of benefits received under the Company's defined benefit pension plan, newly hired non-union employees and current active participants whose age plus years of service are less than 70 and are younger than age 55, determined as of December 31, 2006 will receive an additional annual Company contribution ranging from 2.5% to 6.5% based on the participant's age and years of service.

     -    Roth 401(k) accounts shall be provided.

BOWATER INCORPORATED SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005



                                                                                DESCRIPTION OF INVESTMENT
                                                                  --------------------------------------------------------
                                                                                                Par Value
IDENTITY OF ISSUER                                                 Interest      Maturity       or Number        Fair
                                                                     Rate          Date          of Units       Value
------------------------------------------------------------------ ---------- ---------------- ------------- -------------

*      FIDELITY FIXED INCOME FUND

            WRAP AGREEMENT
**        CDC FINANCIAL PRODUCTS #1290-01                            4.26%      open-ended                    $   468,997
**        MONUMENTAL LIFE INSURANCE #MDA00182TR                      4.26%      open-ended                        470,554
**        MORGAN GUARANTY #ABOWATER03                                4.25%      open-ended                        473,885
**        UBS AG #3062                                               4.26%      open-ended                        470,557
                                                                                                             -------------
               TOTAL OF WRAP AGREEMENTS                                                                         1,883,993

        UNDERLYING SECURITIES
          ANZ NATL INTL4.265 5/16/08 144                             4.27%         05/16/2008       490,000       485,673
          AT&T WIRELESS 7.875% 3/01/11                               7.88%         03/01/2011       385,000       442,098
          AXA FINL INC 7.75% 8/01/10                                 7.75%         08/01/2010       290,000       330,481
          ACCR 03-2 A1 4.23% 10/33                                   4.23%         10/25/2033       175,878       172,611
          ACCR 03-3 A1 4.46% 12/33                                   4.46%         01/25/2034       165,233       159,619
          ACE 03-HS1 M1 1ML+75 6/33                                  6.07%         06/25/2033        25,000        25,139
          ACE 03-HS1 M2 1ML+175 6/33                                 7.07%         06/25/2033        25,000        25,397
          ACE 03-NC1 M1 1ML+78 7/33                                  6.10%         07/25/2033        60,000        60,362
          ACE 03-HE1 M1 1ML+65 11/33                                 5.97%         11/25/2033        70,000        70,267
          ACE 04-FM1 M1 1ML+60 9/33                                  5.92%         08/25/2033        50,415        50,569
          ACE 02-HE1 M1 1ML+65 6/32                                  5.97%         06/25/2032        69,876        70,594
          AIFUL CORP 4.45 2/16/10 144A                               4.45%         02/16/2010       400,000       394,420
          AIFUL CORP 5% 8/10/10 144A                                 5.00%         08/10/2010       295,000       296,992
          ALLIANCE CAPTL 5.625% 8/15/06                              5.63%         08/15/2006       600,000       615,232
          ALLTEL CORP 4.656% 5/17/07                                 4.66%         05/17/2007       727,000       727,840
          AMERICA MOVIL 4.125 3/1/09                                 4.13%         03/01/2009       300,000       295,725
          AMEX CREDIT MTN 5% 12/02/10                                5.00%         12/02/2010        90,000        90,424
          AGFC SR MTN 4.5% 11/15/07                                  4.50%         11/15/2007       100,000        99,923
          AGFC SR MTN 4.625% 9/01/10                                 4.63%         09/01/2010       455,000       452,285
          AGFC SR MTN 4.625% 5/15/09                                 4.63%         05/15/2009       345,000       343,576
          AMER GENL FIN 3.875% 10/1/09                               3.88%         10/01/2009       185,000       178,981
          AGFC SR MTN 4.875% 5/15/10                                 4.88%         05/15/2010       295,000       294,304
          AMCAR 03-CF A4 3.48% 5/10                                  3.48%         05/06/2010       295,000       292,322
          AMCAR 04-1 B 3.7 1/09                                      3.70%         01/06/2009        25,000        24,729
          AMCAR 04-1 C 4.22% 7/09                                    4.22%         07/06/2009        25,000        24,711
          AMCAR 04-CA A4 3.61% 5/11                                  3.61%         05/06/2011        85,000        83,156
          AMCAR 04-DF A4 3.43 7/11                                   3.43%         07/06/2011       220,000       213,685
          AMCAR 05-1 A3 4.26% 5/09                                   4.26%         05/06/2009       130,000       129,363
          AMCAR 05-1 B 4.48% 11/09                                   4.48%         11/06/2009       200,000       198,701
          AMCAR 05-BM A3 4.05 2/10                                   4.05%         02/06/2010       250,000       247,338
          AMCAR 05-CF A4 4.63 6/12                                   4.63%         06/06/2012       380,000       378,829
          AMCAR 05-DA A3 4.87 12/10                                  4.87%         12/06/2010       355,000       356,183
          AMSI 03-3 M1 1ML+80 3/33                                   6.12%         03/25/2033        60,000        60,343
          AMSI 04-R2 M1 1ML+43 4/34                                  5.75%         04/25/2034        40,000        40,037
          AMSI 04-R2 M2 1ML+48 4/34                                  5.80%         04/25/2034        25,000        25,023
          AMERIPRISE FINL 5.35% 11/15/10                             5.35%         11/15/2010       135,000       136,687
          ARSI 03-W3 M2 1ML+180 9/33                                 7.12%         09/25/2033       435,000       447,550
          ABSHE 03-HE6 M1 1ML+65 11/33                               5.97%         11/25/2033       130,000       131,044

          ABSHE 04-HE3 M1 1ML+54 6/34                                5.86%         06/25/2034        50,000        50,300
          ASSOCIATES CORP 6.875 11/15/08                             6.88%         11/15/2008       120,000       127,381
          ASSOC-NA GLBL 6.25% 11/01/08                               6.25%         11/01/2008       210,000       219,722
          ANZ 7.55% 9/15/06                                          7.55%         09/15/2006       125,000       130,081
          BTM CURACAO 4.76% 7/21/15 144A                             4.76%         07/21/2015       115,000       115,237
          BACM 05-5 A1 4.716 8/10                                    4.72%         08/10/2010       309,217       308,241
          BACM 05-5 XP CSTR 10/45                                    0.09%         10/10/2045     5,515,000        33,989
          BACM 05-6 A1 5.001 9/47                                    5.00%         09/10/2047       185,000       186,177
          BACM 00-2 A2 7.1975 9/32                                   7.20%         09/15/2032       120,000       129,610
          BACM 05-1 A2 4.64% 11/42                                   4.64%         11/10/2042       405,000       403,899
          BACM 2003-2 A2 4.342 3/41                                  4.34%         03/11/2041       355,000       347,180
          BACM 05-3 A2 CSTR 7/43                                     4.50%         07/10/2043       395,000       386,904
          BACM 04-2 A2 3.52% 11/38                                   3.52%         11/10/2038       275,000       264,834
          BACM 04-2 A3 4.05% 11/38                                   4.05%         11/10/2038       560,000       537,449
          BACM 05-3 XP CSTR 7/43                                     0.47%         07/10/2043     4,310,000        95,613
          BACM 04-4 A3 4.128% 7/42                                   4.13%         07/10/2042       195,000       190,035
          BACM 05-4 A1 4.432 7/45                                    4.43%         07/10/2045       233,568       231,231
          BACM 05-4 XP CSTR 7/45                                     0.21%         07/10/2045     2,325,000        27,321
          BANKAMER 7.8% 2/15/10 GLBL                                 7.80%         02/15/2010       360,000       408,152
          BONY INC 3.4/3ML+148 3/15/13                               3.40%         03/15/2013       485,000       473,920
          BOIT 04-B2 B2 4.37% 4/12                                   4.37%         04/15/2012       525,000       515,683
          BALL 05-ESHA X1 CSTR 7/20                                  0.89%         07/14/2020     8,545,000       115,995
          BNK OF TOKYO MIT GL8.4 4/15/10                             8.40%         04/15/2010       155,000       176,806
          BANKAMER CORP 6.25% 4/01/08                                6.25%         04/01/2008        45,000        46,967
          BSCMS 04-ESA A3 4.741% 5/16                                4.74%         05/14/2016       300,000       298,132
          BSCMS 03-PWR2 A3 4.83% 5/39                                4.83%         05/11/2039       150,000       148,680
          BSABS 04-BO1 M2 1ML+75 9/34                                6.07%         09/25/2034       110,000       111,012
          BSABS 04-BO1 M3 1ML+105 9/34                               6.37%         09/25/2034        75,000        75,688
          BSABS 04-BO1 M4 1ML+120 9/34                               6.52%         09/25/2034        65,000        65,910
          BSABS 04-BO1 M5 1ML+140 9/34                               6.72%         09/25/2034        60,000        60,182
          BSARM 05-6 1A1 CSTR 8/35                                   5.12%         08/25/2035       431,554       432,559
          BSCMS 05-PWR9 A1 4.498 9/42                                4.50%         09/11/2042       364,171       361,122
          BSCMS 05-PWR9 X2 CSTR 9/42                                 0.57%         09/11/2042     6,765,000       147,440
          BSCMS 05-T20 A1 4.94% 10/42                                4.94%         10/12/2042       294,767       295,640
          BEAR STEARNS 2.875 7/2/08                                  2.88%         07/02/2008       260,000       251,212
          BELLSOUTH GLBL 4.2% 9/15/09 DT                             4.20%         09/15/2009       245,000       241,019
          BERKSHIRE HATHAWAY 3.4% 7/2/07                             3.40%         07/02/2007       315,000       313,609
          BOEING CAP GLBL 5.75% 2/15/07                              5.75%         02/15/2007       170,000       175,251
          BRHEA 05-4 A5 4.91 12/40                                   4.91%         12/01/2040       100,000       100,218
          BRITISH G 8.125/8.375 12/10 DT                             8.38%         12/15/2010       545,000       622,435
          CDCMC 03-HE3 M1 1ML+70 11/33                               6.02%         11/25/2033        85,000        86,011
          CITEC 05-VT1 A3 4.12% 8/08                                 4.12%         08/20/2008       305,000       302,661
          CITEC 05-VT1 A4 4.36% 11/12                                4.36%         11/20/2012        60,000        59,451
          CIT GROUP INC 3.65% 11/23/07                               3.65%         11/23/2007       475,000       466,169
          CNH 05-A A3 4.02% 4/09                                     4.02%         04/15/2009       240,000       237,805
          CNH 05-B A3 4.27 1/10                                      4.27%         01/15/2010       380,000       376,716
          CNH 05-B B 4.57 7/12                                       4.57%         07/16/2012       110,000       108,374
          COMM 05-C6 A2 CSTR 6/44                                    5.00%         06/10/2044       500,000       500,510
          COMM 05-C6 XP CSTR 6/44                                    0.14%         06/10/2044     4,595,000        42,474
          CWL 04-3 M1 1ML+50 6/34                                    5.82%         06/25/2034        50,000        50,147
          CWHL 02-25 2A1 5.5 11/17                                   5.50%         11/27/2017       106,054       106,390
          CWHL 02-32 2A3 5% 1/18                                     5.00%         01/25/2018        11,475        11,502
          CIBC# Y$CD 4.375% 7/28/2008                                4.38%         07/28/2008       200,000       203,719
          CARAT 04-1 A4 2.64 11/08                                   2.64%         11/17/2008       180,000       174,939
          CARAT 05-1 A4 4.05 7/09                                    4.05%         07/15/2009       300,000       297,239
          CAPITAL ONE MTN 4.25% 12/1/08                              4.25%         12/01/2008       100,000        98,036
          COAFT 04-B A3 2.96% 4/09                                   2.96%         04/15/2009       205,000       202,971
          COAFT 05-A A3 4.28 7/09                                    4.28%         07/15/2009       300,000       298,025
          COAFT 05-BSS C 4.48 12/10                                  4.48%         12/15/2010       255,000       250,742
          COAFT 05-C A3 4.61 7/10                                    4.61%         07/15/2010       200,000       199,519
          COAFT 05-C A4A 4.71 6/12                                   4.71%         06/15/2012       400,000       398,367
          COAFT 05-D A3 4.81 3/10                                    4.81%         03/15/2010       160,000       160,606
          COMET 2003-B3 B3 4.5 6/11                                  4.50%         06/15/2011       495,000       490,665
          COMET 04-B5 B5 3.7 5/10                                    3.70%         05/17/2010       800,000       786,816
          COMET 04-B6 B6 4.155 7/12                                  4.15%         07/16/2012       325,000       316,692
          COPAR 2003-2 A4 2.88 6/10                                  2.88%         06/15/2010       225,000       221,036
          CFAT 05-A A3 3.9 2/09                                      3.90%         02/25/2009       185,000       182,873
          CDTIM 05-1A A1 4.67 5/17                                   4.67%         05/20/2017       136,136       134,928
          CHAIT 05-B2 B2 4.52 12/10                                  4.52%         12/15/2010     1,600,000     1,584,910
          CHASE MANHATTAN 6.375% 4/01/08                             6.38%         04/01/2008        50,000        52,258
          CHUBB CORP 4.934% 11/16/07                                 4.93%         11/16/2007       610,000       613,362
          CHUBB CORP 3.95% 4/01/08                                   3.95%         04/01/2008        45,000        44,485
          CITIGROUP 3.5% 2/01/08                                     3.50%         02/01/2008       200,000       197,628
          CCCIT 03-A6 A6 2.9% 5/10                                   2.90%         05/17/2010       155,000       148,965
          CCCIT 04-A4 3.2% 8/09                                      3.20%         08/24/2009       480,000       473,047
          CCCIT 05-B1 B1 4.4 9/10                                    4.40%         09/15/2010       715,000       713,683
          CGCMT 05-EMG A2 4.2211 9/51                                4.22%         09/20/2051       130,000       126,460
          COMM 99-1 A2 6.455 5/32                                    6.46%         05/15/2032     1,200,000     1,245,422
          COMM 05-LP5 A2 4.63 5/43                                   4.63%         05/10/2043       500,000       493,566
          COMM 05-LP5 XP CSTR 5/43                                   0.39%         05/10/2043     2,540,000        41,855
          CMAC 98-C2 B CSTR 9/30                                     6.09%         09/15/2030       470,000       485,995
          CMAT 99-C1 A3 6.64 1/32                                    6.64%         01/17/2032        95,000        99,707
          CONSTELATION EC 6.35% 4/01/07                              6.35%         04/01/2007       320,000       330,138
          CONSTELATION EN 6.125% 9/01/09                             6.13%         09/01/2009       145,000       152,571
          COSTCO WHL CRP 5.5% 3/15/07                                5.50%         03/15/2007        85,000        86,876
          CSFB 01-CK3 A3 6.4 6/34                                    6.40%         06/15/2034       156,442       161,848
          CSFB 97-C2 A2 6.52 1/35                                    6.52%         01/17/2035         4,942         4,959
          CSFB 99-C1 A2 7.29 9/41                                    7.29%         09/15/2041       725,000       774,340
          CREDIT SUISSE 4.875% 8/15/10                               4.88%         08/15/2010       285,000       287,985
          CSFB 03-C5 A3 4.429% 12/36                                 4.43%         12/15/2036       335,000       326,569
          CSFB 04-C1 A3 4.321 1/37                                   4.32%         01/15/2037       170,000       164,497
          CSFB 04-FRE1 B1 1ML+180 4/34                               7.12%         04/25/2034       180,000       180,214
          CSFB 05-C4 ASP CSTR 8/38                                   0.26%         08/15/2038     7,415,000       111,032
          CSFB 05-C2 ASP CSTR 4/37                                   0.59%         04/15/2037     2,125,000        60,683
          CCI 05-1A B 4.878% 6/35                                    4.88%         06/15/2035       141,000       137,623
          DLJCM 98-CF1 A1B 6.41 2/31                                 6.41%         02/18/2031       378,702       389,075
          DLJCM 99-CG1 A1B 6.46% 3/32                                6.46%         03/10/2032       360,000       376,596
          DLJCM 1999-CG1 A3 6.77 3/32                                6.77%         03/10/2032       365,000       385,441
          DCX 6.4 5/15/06                                            6.40%         05/15/2006       510,000       516,700
          DAIMLER CHRYSLR 4.75% 1/15/08                              4.75%         01/15/2008       195,000       197,492
          DCAT 05-B A3 4.04 9/09                                     4.04%         09/08/2009       215,000       213,154
          DEERE JOHN CAP 3.9% 1/15/08 DT                             3.90%         01/15/2008       175,000       174,720
          JOHN DEERE MTN D 4.375 3/14/08                             4.38%         03/14/2008       260,000       260,484
          DONNELLEY RR 3.75% 4/1/09                                  3.75%         04/01/2009       715,000       684,276
          DRIVE 05-3 A3 4.99 10/10                                   4.99%         10/15/2010       345,000       346,255
          EXELON GEN GLBL 6.95% 6/15/11                              6.95%         06/15/2011       335,000       362,244
          FPL GROUP 3.25% 4/11/06                                    3.25%         04/11/2006       120,000       120,394
          FPL GROUP 5.551% 2/16/08                                   5.55%         02/16/2008       195,000       198,044
          FHLM ARM  4.889%  3/33 #847126                             4.86%         03/01/2033        12,680        12,680
          FHLM ARM 4.314% 12/34 #1B2670                              4.30%         12/01/2034        42,309        41,701
          FHLM ARM 4.106% 12/34 #1B2699                              4.05%         12/01/2034        18,017        17,882
          FHLM ARM 4.497% 6/35 #1B2907                               4.46%         06/01/2035        88,606        87,740
          FHLM ARM 4.307% 5/35 #847408                               4.29%         05/01/2035        62,920        62,612
          FHLM ARM 4.55% 2/35 #1G0068                                4.55%         02/01/2035        65,051        64,447
          FHLM ARM 4.37% 3/35 #1G0125                                4.36%         03/01/2035        69,041        67,954
          FHLM ARM 4.401% 2/35 #1G0103                               4.38%         02/01/2035        86,602        86,107
          FHLM ARM 4.444% 3/35 #1G0133                               4.44%         03/01/2035        47,589        46,876
          FHLM ARM 4.504% 3/35 #1G0145                               4.47%         03/01/2035        45,205        44,592
          FHLM ARM 4.498% 3/35 #1L0123                               4.48%         03/01/2035       245,337       242,939
          FHLM ARM 5.034% 4/35 #1N0002                               5.01%         04/01/2035       200,958       201,522
          FHLMC 4.48% 9/19/08                                        4.48%         09/19/2008       735,000       736,586
          FHR 1539 PM 6.5 6/08                                       6.50%         06/15/2008     1,500,000     1,527,376
          FHLM ARM  5.676%  4/32 #789284                             5.55%         04/01/2032         7,345         7,479
          FFCB 3.25% 6/15/07                                         3.25%         06/15/2007        80,000        78,449
          FHLG 20YR       5.50%  4/24 #                              5.50%         04/01/2024       258,916       259,924
          FHLG 20YR       5.50%  7/23 #                              5.50%         07/01/2023       355,933       357,850
          FHLM ARM  4.819% 10/32 #1B0610                             4.78%         10/01/2032         6,673         6,694
          FHR 1608 J 6 6/22                                          6.00%         06/15/2022       173,510       174,207
          FHR 1669 G 6.5 2/23                                        6.50%         02/15/2023         9,949         9,985
          FHR 2292 QT 6.5% 5/30                                      6.50%         05/15/2030        17,218        17,291
          FHLB 4.25% 4/16/07                                         4.25%         04/16/2007       900,000       903,588
          FHLM ARM 4.441% 2/34 #781229                               4.44%         02/01/2034        42,700        42,337
          FHLM ARM 4.13% 12/34 #782916                               4.10%         12/01/2034        37,029        36,646
          FHLM ARM 4.985% 8/33 #782926                               5.43%         08/01/2033        16,721        16,997
          FHLM ARM 4.232% 1/35 #782988                               4.14%         01/01/2035       138,544       137,211
          FHLM ARM 4.434% 2/35 #783032                               4.34%         02/01/2035        92,486        92,285
          FHLM ARM 4.307% 3/35 #783067                               4.27%         03/01/2035        40,159        39,979
          FHLMC 4 8/17/07                                            4.00%         08/17/2007     3,006,000     3,015,598
          FNR 92-48 HB 7 4/07                                        7.00%         04/25/2007       131,236       132,968
          FNR 96-28 PK 6.5 7/25                                      6.50%         07/25/2025       140,000       147,130
          FNMA 3.875% 5/15/07                                        3.88%         05/15/2007       315,000       312,878
          FNMA 6% 5/15/08                                            6.00%         05/15/2008        13,000        13,464
          FNMA 4.75% 1/02/07  SUBS                                   4.75%         01/02/2007       760,000       777,146
          FNMA 3.25% 8/15/08                                         3.25%         08/15/2008        12,000        11,717
          FNMA 4% 9/02/08  SUBS                                      4.00%         09/02/2008       480,000       476,480
          FNMA 3.125% 12/15/07                                       3.13%         12/15/2007        20,000        19,432
          FNR 99-10 MZ 6.5 9/38                                      6.50%         09/17/2038       406,964       422,150
          FNMA 20YR        5.50% 11/22                               5.50%         11/01/2022        35,722        35,904
          FNMA ARM 4.25% 2/35 #255658                                4.25%         02/01/2035        22,292        21,908
          FNMA 20YR        5.50%  4/25                               5.50%         04/01/2025       167,326       167,744
          FNMA 20YR        5.50%  6/25                               5.50%         06/01/2025       435,024       436,112
          FNMA 15YR  7.00% 10/11 #351943                             7.00%         10/01/2011        30,253        31,569
          FNMA 15YR  7.00%  7/14 #522561                             7.00%         07/01/2014        77,850        81,236
          FNMA 15YR  7.00% 12/17 #555532                             7.00%         12/01/2017       212,107       221,671
          FNMA ARM 4.305% 8/33 #555696                               4.27%         08/01/2033        52,859        52,443
          FNMA 15YR  7.00%  1/17 #626726                             7.00%         01/01/2017       199,251       208,199
          FNMA ARM  4.710% 10/32 #648938                             4.70%         10/01/2032         7,498         7,522
          FNMA ARM  4.986% 11/32 #668236                             4.99%         11/01/2032        18,808        19,011
          FNMA ARM  4.732% 10/32 #668509                             4.73%         10/01/2032         8,649         8,677
          FNMA ARM  4.925% 12/32 #677026                             4.99%         12/01/2032         3,548         3,573
          FNR 03-83 TH 4.5% 11/16                                    4.50%         11/25/2016       400,000       391,437
          FHR 2590 NT 5% 4/16                                        5.00%         04/15/2016       155,000       155,503
          FHR 2625 QX 2.25% 3/22                                     2.25%         03/15/2022        49,522        48,247
          FHR 2626 NA 5 6/23                                         5.00%         06/15/2023       265,000       266,074
          FHR 2640 QG 2% 4/22                                        2.00%         04/15/2022        65,801        63,851
          FHR 2667 PC 3.8% 1/18                                      3.80%         01/15/2018       220,000       211,635
          FHR 2677 LC 4.5 6/15                                       4.50%         06/15/2015       185,000       182,700
          FHR 2763 PD 4.5 12/17                                      4.50%         12/15/2017       410,000       398,496
          FHR 2763 TX 4% 3/11                                        4.00%         03/15/2011        90,000        87,298
          FHR 2780 QD 4.5 3/18                                       4.50%         03/15/2018       630,000       612,773
          FNMA ARM 3.828% 4/33 #688969                               3.84%         04/01/2033        81,540        80,375
          FNMA ARM  4.646%  1/33 #689554                             4.64%         01/01/2033        19,335        19,240
          FNMA ARM  4.708%  2/33 #693344                             4.73%         02/01/2033         5,587         5,602
          FNMA ARM 4.318% 3/33 #694530                               4.32%         03/01/2033        14,621        14,400
          FNMA ARM  4.292%  3/33 #701296                             4.29%         03/01/2033        30,702        30,596
          FNMA ARM 3.984% 5/33 #703915                               3.96%         05/01/2033        14,935        14,785
          FNMA ARM 4.079% 4/33 #708221                               4.07%         04/01/2033         8,463         8,431
          FNMA ARM  4.351%  6/33 #720921                             4.33%         06/01/2033        10,601        10,506
          FNMA ARM 3.878% 6/33 #723633                               3.88%         06/01/2033       114,492       113,056
          FNMA ARM 3.836% 6/33 #723760                               3.82%         06/01/2033        27,513        27,117
          FNMA ARM 4.479% 4/34 #725361                               4.43%         04/01/2034        39,806        39,767
          FNMA ARM 3.765% 7/34 #725834                               3.76%         07/01/2034       103,226       102,981
          FNMA ARM  4.862%  9/34 #725855                             4.84%         09/01/2034        36,159        36,149
          FNMA ARM  4.832%  8/34 #725858                             4.81%         08/01/2034        26,103        25,995
          FNMA ARM  4.409% 10/34 #725968                             4.40%         10/01/2034       149,107       147,589
          FNMA 15YR  4.00%  8/18 #727438                             4.00%         08/01/2018       409,194       392,840
          FNMA ARM 4.115% 2/35 #735343                               4.09%         02/01/2035        19,752        19,646
          FNMA ARM 4.162% 2/35 #735345                               4.15%         02/01/2035        40,036        39,811
          FNMA ARM 4.587% 2/35 #735355                               4.59%         02/01/2035       268,407       266,275
          FNMA ARM 4.493% 8/34 #735360                               4.46%         08/01/2034        94,102        93,371
          FNMA ARM 4.357% 1/35 #735364                               4.21%         01/01/2035        20,544        20,372
          FNMA ARM  5.229%  8/33 #735030                             5.18%         08/01/2033        36,502        36,542
          FNMA ARM 4.20% 1/35 #735162                                4.16%         01/01/2035        88,582        88,212
          FNMA ARM 4.53% 3/35 #735448                                4.52%         03/01/2035        91,857        90,884
          FNMA ARM 3.463% 4/34 #735478                               3.48%         04/01/2034        56,422        56,233
          FNMA ARM 4.319% 5/35 #735538                               4.31%         05/01/2035        37,008        36,717
          FNMA ARM 4.177% 3/35 #735545                               4.17%         03/01/2035       120,532       121,617
          FNMA ARM 4.815% 12/32 #735602                              4.79%         12/01/2032        38,216        38,357
          FNMA       6.50%  3/35 #735723                             6.50%         03/01/2035       401,964       415,367
          FNMA ARM  4.423%  5/35 #745049                             4.49%         05/01/2035       241,373       240,497
          FNMA ARM 3.753% 10/33 #746320                              3.76%         10/01/2033        17,589        17,237
          FNMA ARM 4.055% 10/18 #749296                              4.03%         10/01/2018        26,050        25,654
          FNMA ARM 3.752% 10/33 #755148                              3.75%         10/01/2033        29,873        29,189
          FNMA ARM 4.358% 10/33 #754672                              4.31%         10/01/2033        12,701        12,707
          FNMA ARM  4.294%  1/34 #759264                             4.30%         01/01/2034        29,417        29,088
          FNMA ARM  3.750%  1/34 #761058                             3.75%         01/01/2034        32,250        31,468
          FNMA ARM 3.826% 10/33 #763199                              3.82%         10/01/2033       287,772       283,027
          FNMA ARM  4.250%  1/34 #765659                             4.25%         01/01/2034        38,026        37,518
          FNMA ARM 4.25% 2/34 #765660                                4.25%         02/01/2034        24,923        24,591
          FNMA ARM 4.232% 3/34 #766457                               4.22%         03/01/2034        16,647        16,465
          FNMA ARM 4.057% 5/34 #768224                               3.98%         05/01/2034        10,777        10,974
          FNMA ARM 4.368% 2/34 #769940                               4.36%         02/01/2034        68,457        67,681
          FNMA ARM 4.00% 1/35 #773225                                4.00%         01/01/2035        18,777        18,705
          FNMA ARM 4.021% 12/34 #773212                              3.96%         12/01/2034        19,352        19,300
          FNMA ARM 3.83% 1/35 #773220                                3.83%         01/01/2035        19,131        18,952
          FNMA ARM 3.98% 1/35 #773221                                3.95%         01/01/2035        37,728        37,517
          FNMA ARM 4.12% 2/35 #773243                                4.08%         02/01/2035        38,802        38,590
          FNMA ARM 4.128% 2/35 #773255                               4.11%         02/01/2035        95,351        94,939
          FNMA ARM 4.455% 3/35 #773281                               4.44%         03/01/2035        45,340        44,790
          FNMA ARM 4.305% 7/34 #776389                               4.29%         07/01/2034        14,903        15,009
          FNMA ARM 3.939% 10/34 #781549                              3.90%         10/01/2034        35,632        35,350
          FNMA ARM 3.987% 12/34 #781575                              3.98%         12/01/2034        40,536        40,431
          FNMA ARM 3.786% 12/34 #781576                              3.75%         12/01/2034        37,793        37,386
          FNMA ARM 3.975% 11/34 #781809                              3.94%         11/01/2034        53,927        53,628
          FNMA ARM 4.025% 1/35 #781871                               4.01%         01/01/2035        56,135        55,948
          FNMA ARM 3.791%  6/34 #783545                              3.79%         06/01/2034       125,687       121,533
          FNMA ARM 4.351 1/35 #783580                                4.36%         01/01/2035        22,457        22,145
          FNMA ARM 4.499% 3/35 #783587                               4.49%         03/01/2035        91,449        90,311
          FNMA ARM 4.4% 2/35 #783588                                 4.40%         02/01/2035        42,720        42,111
          FNMA ARM  4.544%  7/34 #786380                             4.54%         07/01/2034        29,702        29,610
          FNMA ARM 4.607% 8/34 #790203                               4.59%         08/01/2034        34,181        34,094
          FNMA ARM 5.019% 9/34 #790458                               5.02%         09/01/2034        32,172        32,244
          FNMA ARM  4.658%  9/34 #790618                             4.68%         09/01/2034        18,794        18,743
          FNMA ARM 4.748% 7/34 #793028                               4.73%         07/01/2034        84,372        84,104
          FNMA ARM  4.339%  9/34 #794241                             4.34%         09/01/2034        31,179        31,027
          FNMA ARM  4.364%  9/34 #794242                             4.35%         09/01/2034        91,413        91,042
          FNMA ARM 3.737% 1/35 #797416                               3.73%         01/01/2035        41,035        40,569
          FNMA ARM 4.202% 1/35 #797418                               4.17%         01/01/2035        64,781        63,789
          FNMA ARM 4.549% 8/34 #796985                               4.50%         08/01/2034       182,126       183,954
          FNMA ARM 4.67% 11/34 #799727                               4.62%         11/01/2034        90,735        90,454
          FNMA ARM 4.825% 12/34 #800297                              4.78%         12/01/2034        59,788        59,864
          FNMA ARM 4.845% 12/34 #800335                              4.80%         12/01/2034        19,283        19,310
          FNMA ARM  4.571%  9/34 #801337                             4.55%         09/01/2034       100,031        99,602
          FNMA ARM 5.05% 7/34 #801635                                5.04%         07/01/2034        14,411        14,512
          FNMA ARM 4.037% 12/34 #802854                              4.00%         12/01/2034        18,407        18,328
          FNMA ARM 4.324% 12/34 #802660                              4.29%         12/01/2034        21,297        21,340
          FNMA ARM 4.23% 11/34 #803591                               4.18%         11/01/2034        14,998        14,938
          FNMA ARM 4.484% 10/34 #803592                              4.43%         10/01/2034       144,517       145,107
          FNMA ARM 4.029% 1/35 #806167                               4.05%         01/01/2035        20,509        20,447
          FNMA ARM 4.127% 1/35 #806519                               4.12%         01/01/2035        55,613        55,634
          FNMA ARM 4.105% 1/35 #806520                               4.07%         01/01/2035        54,151        53,931
          FNMA ARM 4.072% 12/34 #806640                              4.04%         12/01/2034        40,965        40,890
          FNMA ARM 4.17% 11/34 #806720                               4.11%         11/01/2034        34,661        34,501
          FNMA ARM 4.048% 1/35 #806711                               4.05%         01/01/2035        19,132        18,976
          FNMA ARM 4.118% 1/35 #807221                               4.11%         01/01/2035        50,815        50,480
          FNMA ARM 3.913% 12/34 #809113                              3.92%         12/01/2034        20,109        20,151
          FNMA ARM  5.029%  2/35 #809463                             5.00%         02/01/2035        13,720        13,829
          FNMA ARM 4.742% 3/35 #809822                               4.70%         03/01/2035        41,918        41,722
          FNMA ARM 4.625% 2/35 #809931                               4.58%         02/01/2035        85,935        85,335
          FNMA ARM 4.145% 2/35 #810415                               4.12%         02/01/2035        58,286        58,330
          FNMA ARM 4.57% 2/35 #811803                                4.54%         02/01/2035        18,378        18,292
          FNMA ARM 4.052% 2/35 #812091                               4.03%         02/01/2035        19,807        19,675
          FNMA ARM 4.144% 1/35 #813569                               4.14%         01/01/2035        63,394        63,673
          FNMA ARM 4.118% 2/35 #813114                               4.09%         02/01/2035        19,626        19,556
          FNMA ARM 4.694% 11/34 #813184                              4.67%         11/01/2034       102,424       102,064
          FNMA ARM 4.151% 1/35 #813170                               4.13%         01/01/2035        89,084        88,584
          FNMA ARM 4.197% 1/35 #813200                               4.18%         01/01/2035        38,235        38,051
          FNMA ARM 4.269% 10/34 #813564                              4.18%         10/01/2034        74,838        75,076
          FNMA ARM 4.017% 12/34 #813565                              3.96%         12/01/2034       173,268       173,258
          FNMA ARM 3.87% 1/35 #813713                                3.87%         01/01/2035        41,802        41,852
          FNMA ARM 3.84% 1/35 #813714                                3.84%         01/01/2035        82,139        81,349
          FNMA ARM 4.023% 2/35 #813737                               4.01%         02/01/2035        20,345        20,228
          FNMA ARM  4.559%  1/35 #813842                             4.56%         01/01/2035        60,307        60,305
          FNMA ARM 4.508% 1/35 #813848                               4.49%         01/01/2035        34,924        34,897
          FNMA ARM  4.790%  1/35 #815323                             4.78%         01/01/2035        81,578        81,886
          FNMA ARM  4.653%  3/35 #816322                             4.63%         03/01/2035        13,174        13,219
          FNMA ARM 4.293% 3/35 #815586                               4.28%         03/01/2035        21,153        21,066
          FNMA ARM 4.573% 2/35 #816591                               4.54%         02/01/2035       175,702       175,484
          FNMA ARM 4.639% 2/35 #816599                               4.55%         02/01/2035        16,198        16,176
          FNMA ARM 4.349% 2/35 #818857                               4.25%         02/01/2035        17,995        17,884
          FNMA ARM 4.372% 4/35 #820407                               4.36%         04/01/2035        20,258        20,050
          FNMA ARM 4.725% 3/35 #820598                               4.68%         03/01/2035       227,952       228,021
          FNMA ARM 4.302% 1/35 #827592                               4.42%         01/01/2035        37,673        37,284
          FNMA ARM 5.8170% 5/35 #827781                              5.10%         05/01/2035       171,469       173,133
          FNMA ARM  5.208%  5/35 #827783                             5.20%         05/01/2035       596,300       602,783
          FNMA ARM 4.409% 5/35 #829985                               4.40%         05/01/2035        75,324        74,770
          FNMA ARM 5.203% 6/35 #830605                               5.20%         06/01/2035       132,937       134,082
          FNMA ARM  4.555% 7/35 #832099                              4.54%         07/01/2035        89,357        89,034
          FNMA ARM  5.344%  7/35 #834917                             5.30%         07/01/2035        17,886        18,000
          FNMA ARM  5.101%  7/35 #841837                             5.15%         07/01/2035        95,881        96,584
          FMIC 04-1 M2 1ML+110 1/35                                  6.06%         01/25/2035       100,000       100,902
          FIFTH THIRD MED 3.375 8/15/08                              3.38%         08/15/2008       179,000       174,778
          FUNCM 99-C2 A2 6.645 6/31                                  6.65%         06/15/2031       446,705       467,524
          FULB 97-C2 A3 6.65 11/29                                   6.65%         11/18/2029       287,034       295,105
          FLEET FINANCIAL 6.375% 5/15/08                             6.38%         05/15/2008        45,000        46,829
          FORDO 03-B B1 2.85% 10/07                                  2.85%         10/15/2007       230,000       227,590
          FORDO 2005-A B 3.88 1/10                                   3.88%         01/15/2010        75,000        73,160
          FORDO 05-C A3 4.3 8/09                                     4.30%         08/15/2009       355,000       352,073
          FORDO 05-C A4 4.36 6/10                                    4.36%         06/15/2010       195,000       192,677
          FRNK 05-1 A3 4.91% 4/10                                    4.91%         04/20/2010       183,000       184,089
          FRANKLIN RESOUR 3.7% 4/15/08                               3.70%         04/15/2008       585,000       574,764
          FHLT 04-1 M4 1ML+95 2/34                                   6.27%         02/25/2034        50,000        50,343
          FHLT 04-1 M5 1ML+110 2/34                                  6.42%         02/25/2034        50,000        50,409
          FUJI FIN 8.625% 4/15/10 144A                               8.63%         04/15/2010       295,000       350,529
          GECMC 02-2A A2 4.97% 8/36                                  4.97%         08/11/2036       425,000       425,561
          GMACC 97-C1 A3 6.869 7/29                                  6.87%         07/15/2029        95,712        98,380
          GMACC 97-C2 A3 6.566 4/29                                  6.57%         04/15/2029       131,275       135,034
          GMACC 99-C1 A2 6.175 5/33                                  6.18%         05/15/2033       650,000       671,097
          GMACC 04-C2 A2 CSTR 8/38                                   4.76%         08/10/2038       125,000       123,790
          GMACC 2004-C3 A3 CSTR 12/41                                4.21%         12/10/2041       340,000       330,807
          GMACC 05-C1 A2 CSTR 5/43                                   4.47%         05/10/2043       195,000       191,279
          GMACC 05-C1 X2 CSTR 5/43                                   0.77%         05/10/2043     2,295,000        70,106
          GMACC 2002-C1 A1 5.785 11/39                               5.79%         11/15/2039       421,834       430,688
          GSMS 03-C1 A2A 3.59% 1/40                                  3.59%         01/10/2040       275,000       269,223
          GSMS 04-C1 A1 3.659% 10/28                                 3.66%         10/10/2028       402,716       391,258
          GSMS 05-GG4 XP CSTR 7/39                                   0.73%         07/10/2039     5,605,000       198,155
          GSALT 05-1 A3 4.45 5/10                                    4.45%         05/17/2010       260,000       258,617
          GSALT 05-1 B 4.62 11/13                                    4.62%         11/15/2013        40,000        39,869
          GECMC 04-C3 A2 4.433 7/39                                  4.43%         07/10/2039       290,000       285,985
          GE CAP CP MTN 7.5% 6/15/09                                 7.50%         06/15/2009       300,000       324,475
          GECAP 3.5% 5/01/08                                         3.50%         05/01/2008       130,000       127,034
          GE CAP GLBL 3.5% 8/15/07                                   3.50%         08/15/2007       280,000       278,060
          GEN ELEC CAP CRP 4.125% 3/4/08                             4.13%         03/04/2008     1,177,000     1,174,841
          GECAPMTN 5% 6/15/07                                        5.00%         06/15/2007       310,000       311,276
          GOLDMAN SACHS 4.5% 6/15/10                                 4.50%         06/15/2010       710,000       695,270
          GNR 02-35 C CSTR 10/23                                     5.88%         10/16/2023        55,000        56,828
          GNR 03-87 CSTR 8/32                                        5.25%         08/16/2032       570,000       576,406
          GNR 03-36 C 4.2545 2/31                                    4.25%         02/16/2031       225,000       217,903
          GNR 03-64 B 4.528% 4/32                                    4.53%         04/16/2032       390,000       384,200
          GNR 05-58 NJ 4.5 8/35                                      4.50%         08/20/2035       339,000       333,947
          GPMH 01-1 IA 1ML+34 4/32                                   5.61%         04/20/2032       119,455       119,366
          GREENPOINT FINL 3.2% 6/06/08                               3.20%         06/06/2008       470,000       453,278
          GCCFC 03-C1 A2 3.285% 7/35                                 3.29%         07/05/2035       325,000       309,049
          GCCFC 04-GG1 A4 4.755 6/36                                 4.76%         06/10/2036       300,000       297,053
          GCCFC 05-GG5 CSTR 4/37                                     0.13%         04/10/2037    28,165,000       209,956
          HBOS PLC MTN 3.75 9/30/08 144A                             3.75%         09/30/2008        80,000        78,630
          HBOS PLC 3.625% 7/23/07 144A                               3.63%         07/23/2007       125,000       124,759
          HSBC FIN CORP MTN4.125 3/11/08                             4.13%         03/11/2008       630,000       626,889
          JOHN HANCOCK 6.5% 3/01/11                                  6.50%         03/01/2011       215,000       236,516
          HEINZ CO 6.428 12/01/08 144A                               6.43%         12/01/2008       195,000       201,362
          HFCMC 00-PH1 A1 7.715 1/34                                 7.72%         01/17/2034       248,621       253,490
          HAROT 05-2 A3 3.93 1/09                                    3.93%         01/15/2009       160,000       158,412
          HAT 04-1 A4 3.93 7/11                                      3.93%         07/18/2011       165,000       161,605
          HOUSEHOLD FIN 4.625% 1/15/08                               4.63%         01/15/2008        89,000        90,311
          HOUSEHOLD FIN C 4.125 12/15/08                             4.13%         12/15/2008       430,000       420,664
          HOUSEHOLD FIN CO 4.75% 5/15/09                             4.75%         05/15/2009       225,000       223,911
          HOUSEHOLD MTN 4.125% 11/16/09                              4.13%         11/16/2009       109,000       105,800
          HOUSEHOLD INTL 5.836% 2/15/08                              5.84%         02/15/2008       870,000       890,902
          HPLCC 02-1 A 5.5 1/11                                      5.50%         01/18/2011     1,800,000     1,815,743
          HFCHC 03-1 M 1ML+63 10/32                                  5.41%         10/20/2032        21,890        21,943
          HFCHC 03-2 M 1ML+58 9/33                                   5.85%         09/20/2033        34,810        34,930
          HMLHC 03-HC1 M 1ML+65 2/33                                 5.14%         02/20/2033        40,340        40,418
          HLHMC 03-HC2 1ML+60 6/20/2103                              2.20%         06/20/2033        53,776        53,872
          HAT 05-2 A3 4.37 5/10                                      4.37%         05/17/2010       385,000       382,080
          HAT 05-2 A4 4.55 7/12                                      4.55%         07/17/2012       300,000       296,767
          HAT 05-3 A3 4.8% 10/10                                     4.80%         10/18/2010       160,000       160,287
          HART 05-A C 4.22 2/12                                      4.22%         02/15/2012        25,000        24,628
          IMM 05-1 M4 1ML+75 4/35                                    6.07%         04/25/2035        19,083        19,104
          IMM 05-1 M5 1ML+77 4/35                                    6.09%         04/25/2035        19,083        19,087
          IMM 05-1 M6 1ML+82 4/35                                    6.14%         04/25/2035        34,349        34,356
          INTL LEASE FIN 4.5% 5/01/08                                4.50%         05/01/2008       345,000       343,623
          INTL LEASE FIN CORP 5% 4/15/10                             5.00%         04/15/2010       225,000       226,170
          INTL LEASE FIN 4.625% 6/02/08                              4.63%         06/02/2008        80,000        79,504
          JPMCC 04-CB9 A2 CSTR 6/41                                  5.11%         06/12/2041       535,000       536,554
          JPMCC 2001-C1 A2 5.464 10/35                               5.46%         10/12/2035       439,556       444,170
          JPMCC 05-LDP2 A2 4.575% 7/42                               4.58%         07/15/2042       195,000       191,747
          JPMCC 05-LDP4 A1 CSTR 10/42                                4.61%         10/15/2042       289,241       287,843
          JPMCC 05-LDP4 X2 CSTR 10/42                                0.22%         10/15/2042    15,105,000       163,598
          JPMCC 05-LDP5 A1 5.035 12/44                               5.04%         12/15/2044       295,000       297,252
          KOREA DEV BANK 3.875% 3/02/09                              3.88%         03/02/2009       275,000       269,596
          KRAFT FOODS GLBL 5.25% 6/1/07                              5.25%         06/01/2007       175,000       176,476
          LBCMT 98-C4 A1B 6.21 10/35                                 6.21%         10/15/2035       375,000       387,621
          LBCMT 99-C1 A2 6.78 6/31                                   6.78%         06/15/2031       350,000       369,427
          LBUBS 05-C5 XCP CSTR 9/40                                  0.37%         09/15/2040    10,070,000       204,606
          LBUBS 00-C3 A1 7.95 7/09                                   7.95%         07/15/2009       539,577       555,447
          LBUBS 00-C3 A2 7.95 1/10                                   7.95%         01/15/2010       285,000       314,753
          LBUBS 00-C5 A2 6.51 12/26                                  6.51%         12/15/2026       140,000       148,790
          LBUBS 04-C6 A2 4.187% 8/29                                 4.19%         08/15/2029       200,000       195,002
          LBUBS 03-C3 A2 3.086 5/27                                  3.09%         05/15/2027       240,000       230,808
          LBUBS 03-C5 A2 3.478 7/27                                  3.48%         07/15/2027       405,000       391,616
          LBUBS 03-C7 A3 CSTR 9/27                                   4.56%         09/15/2027       290,000       283,920
          LBUBS 05-C7 XCP CSTR 11/40                                 0.22%         11/15/2040    10,720,000       128,567
          LEGG MASON INC 6.75% 7/02/08                               6.75%         07/02/2008       120,000       128,954
          LEHMAN BROS HLDGS 4% 1/22/08                               4.00%         01/22/2008       165,000       165,182
          LEHMAN GLBL MED 3.6% 3/13/09                               3.60%         03/13/2009        90,000        87,577
          LBMLT 03-3 M1 1ML+75 7/33                                  6.07%         07/25/2033       320,000       321,864
          LOUIS DREYFUS 6.875% 12/01/07                              6.88%         12/01/2007       110,000       114,166
          MILT 05-1 A3 4.83 9/09                                     4.83%         09/21/2009       365,000       365,471
          MARSHALL &ILSLEY 3.8 2/8/08                                3.80%         02/08/2008       450,000       448,298
          MARSHALL&ILSLEY 4.4% 3/15/10                               4.40%         03/15/2010        98,000        97,331
          MBNAS 05-B4 B4 4.9% 3/11                                   4.90%         03/15/2011       370,000       370,658
          MSSTR 04-1 1A1 CSTR 8/17                                   6.24%         08/25/2017       174,878       178,848
          MANUFTRS & TRDR 3.85% 4/01/13                              3.85%         04/01/2013       680,000       670,878
          MARSHALL & ISLY 4.375% 8/01/09                             4.38%         08/01/2009       235,000       235,069
          MALT 04-3 3A1 6 4/34                                       6.00%         04/25/2034        50,780        50,954
          MMLT 04-1 M1 1ML+50 7/34                                   5.82%         07/25/2034        75,000        75,070
          MERRILL LYN MTN 4.125% 1/15/09                             4.13%         01/15/2009       235,000       234,778
          MERRILL LYNCH 4.25% 9/14/07                                4.25%         09/14/2007       402,000       402,936
          MERRILL LYN MTN 4.831 10/27/08                             4.83%         10/27/2008       420,000       422,755
          MLMT 04-MKB1 A2 4.353% 2/42                                4.35%         02/12/2042     1,275,000     1,253,739
          MLMT 05-MKB2 XP CSTR 9/42                                  0.29%         09/12/2042     1,096,269        15,701
          MLMT 05-MCP1 A2 4.556 6/43                                 4.56%         06/12/2043       305,000       299,747
          MLMT 05-MCP1 XP CSTR 6/43                                  0.59%         06/12/2043     2,072,887        64,848
          MLMT 05-CIP1 A2 4.96 6/10                                  4.96%         07/12/2038       400,000       399,369
          MLMT 05-LC1 A1 5.017 1/44                                  5.02%         01/12/2044       150,000       151,000
          MET LIFE GBL 4.25 7/30/09 144A                             4.25%         07/30/2009       500,000       499,307
          MORGAN JP & CO 6.25% 1/15/09                               6.25%         01/15/2009       225,000       239,281
          MORGAN JP MTN A 6% 1/15/09                                 6.00%         01/15/2009       110,000       115,967
          JPMC 99-C8 A2 7.4% 7/31                                    7.40%         07/15/2031       300,000       320,683
          MSC 05-HQ5 X2 CSTR 1/42                                    0.35%         01/14/2042     2,500,000        37,995
          MSC 98-WF2 A2 6.54 7/30                                    6.54%         07/15/2030       140,626       145,503
          MSC 98-XL2 A2 6.17 10/34                                   6.17%         10/03/2034       155,000       160,593
          MSC 98-HF2 A2 6.48 11/30                                   6.48%         11/15/2030       600,464       621,312
          MSC 99-WF1 A2 6.21 11/31                                   6.21%         11/15/2031       320,865       330,677
          MSC 03-IQ5 A2 4.09 4/38                                    4.09%         04/15/2038       140,000       136,862
          MSC 05-TOP17 X2 CSTR 12/41                                 0.62%         12/13/2041     1,655,000        51,401
          MSC 04-HQ3 A2 4.05 1/41                                    4.05%         01/13/2041       170,000       164,417
          MSAC 03-NC6 M1 1ML+80 6/33                                 6.12%         06/25/2033       115,000       116,014
          MSAC 03-NC7 M1 1ML+70 6/33                                 6.02%         06/25/2033        70,000        70,266
          MSAC 03-NC8 M1 1ML+70 9/33                                 6.02%         09/25/2033        90,000        91,225
          MORGAN STANLEY 4% 1/15/10                                  4.00%         01/15/2010       100,000        98,038
          MORGAN STANLEY 5.05% 1/21/11                               5.05%         01/21/2011       315,000       318,186
          MSDWC 00-PRIN A2 7.18 2/34                                 7.18%         02/23/2034       349,988       362,488
          MSDWC 01-PPM A2 6.4 2/31                                   6.40%         02/15/2031       710,569       736,213
          MCFI 98-MC2 A2 6.423 6/30                                  6.42%         06/18/2030       446,719       460,730
          NATL CTY BK 3.3% 5/15/07                                   3.30%         05/15/2007       310,000       304,754
          NCSLT 05-1 AIO 6.75% 12/09                                 6.75%         12/25/2009       150,000        35,946
          NCSLT 05-2 AIO 7.73 3/12                                   7.73%         03/25/2012       165,000        48,681
          NCSLT 05-3W AIO1 4.8 7/12                                  4.80%         07/25/2012       535,000       107,094
          NAT-RURAL GLBL 5.75% 8/28/09                               5.75%         08/28/2009       145,000       151,731
          NATL RURAL MTN 3.24% 7/22/07                               3.24%         07/23/2007       265,000       262,234
          NATIONS BANKCORP 6.375 2/15/08                             6.38%         02/15/2008       335,000       353,027
          NLFC 99-1 A2 6.316 1/31                                    6.32%         01/20/2031       336,817       348,676
          NLFC 99-1 C 6.571 1/31                                     6.57%         01/20/2031       140,000       146,691
          NAVOT 05-A A4 4.43 1/14                                    4.43%         01/15/2014       150,000       148,020
          NALT 04-A A3 2.9 8/07                                      2.90%         08/15/2007       330,000       327,401
          NALT 04-A A4B 3.18 6/10                                    3.18%         06/15/2010        80,000        78,436
          NALT 05-A A3 4.70% 10/08                                   4.70%         10/15/2008       400,000       400,098
          NEF 05-1 A5 4.74 10/45                                     4.74%         10/30/2045       220,000       221,970
          NHEL 04-1 M1 1ML+45 6/34                                   5.77%         06/25/2034        50,000        50,087
          NHEL 04-1 M4 1ML+97.5 6/34                                 6.30%         06/25/2034        80,000        80,394
          ONYX 03-C A4 2.66 5/10                                     2.66%         05/17/2010       384,957       379,015
          ONYX 05-A A3 3.69% 5/09                                    3.69%         05/15/2009       125,000       123,573
          ONYX 05-B A4 4.34% 5/12                                    4.34%         05/15/2012       125,000       123,248
          PECO ENERGY 3.5% 5/01/08                                   3.50%         05/01/2008       405,000       394,204
          PNCFUND 6.875% 7/15/07                                     6.88%         07/15/2007       130,000       137,806
          PNCFUND 5.75% 8/1/06                                       5.75%         08/01/2006       265,000       272,637
          PNC FUNDING CORP 4.2 3/10/08                               4.20%         03/10/2008       125,000       124,764
          PSI ENERGY INC 6.65% 6/15/06                               6.65%         06/15/2006       115,000       116,277
          PPSI 04-WWF1 M4 1ML+110 1/35                               6.42%         01/25/2035       255,000       259,835
          PETRO EXP 4.623% 6/15/10 144A                              4.62%         06/15/2010       200,000       198,441
          PETRO EXP 4.633% 6/15/10 144A                              4.63%         06/15/2010       120,000       119,065
          MORRIS 6.375% 2/01/06                                      6.38%         02/01/2006       550,000       565,141
          POPULAR NA MTN 4.25% 4/01/08                               4.25%         04/01/2008       160,000       158,629
          POPULAR NA 3.875% 10/01/08                                 3.88%         10/01/2008       605,000       590,540
          PRUDENTIAL FIN 4.104% 11/15/06                             4.10%         11/15/2006       185,000       184,755
          PMNT 05-2 B2 5.1 11/12                                     5.10%         11/15/2012       275,000       276,061
          REED ELSEVIER C 6.125% 8/01/06                             6.13%         08/01/2006       315,000       324,891
          RAMP 04-SL2 A1I 6.5 10/16                                  6.50%         10/25/2016        33,939        34,727
          RAMP 03-SL1 A31 7.125% 4/31                                7.13%         04/25/2031       139,151       141,403
          RAMP 03-RZ2 A1 3.6% 4/33                                   3.60%         04/25/2033        82,326        80,156
          GMACM 05-AR5 1A1 CSTR 9/35                                 4.84%         09/19/2035       122,706       122,644
          ROYAL KPN NV YANK 8% 10/01/10                              8.00%         10/01/2010       385,000       430,526
          SBC COMM GLBL 6.25 3/15/11                                 6.25%         03/15/2011        95,000       101,067
          SBC COMM GLBL 4.125 9/15/09                                4.13%         09/15/2009       585,000       571,995
          SLM CORP 4% 1/15/09                                        4.00%         01/15/2009       310,000       307,389
          SLM CORP 3.5% 9/30/06                                      3.50%         09/30/2006       470,000       468,666
          SLMA 05-7 A3 4.41 7/25                                     4.41%         07/25/2025       325,000       325,050
          SLMA 04-A B 3ML+58 6/33                                    5.91%         06/15/2033       100,000       101,757
          SVOVM 05-A A 5.25 2/21                                     5.25%         02/20/2021       149,425       150,032
          SAFECO CORP 6.875% 7/15/07                                 6.88%         07/15/2007       305,000       321,824
          SAFECO CORP 4.2% 2/01/08                                   4.20%         02/01/2008       185,000       185,228
          ST PAUL COS 5.75% 3/15/07                                  5.75%         03/15/2007       535,000       546,874
          SBM7 00-C3 A2 6.592 12/33                                  6.59%         12/18/2033       310,000       328,837
          SBM7 02-KEY2 A2 4.467% 3/36                                4.47%         03/18/2036       640,000       630,632
          SBM7 00-C1 A2 7.52 12/09                                   7.52%         12/18/2009       345,000       374,535
          SANTANDER 4.75% 10/21/08 144A                              4.75%         10/21/2008       600,000       602,635
          SEMPRA ENERGY 7.95% 3/01/10                                7.95%         03/01/2010       120,000       134,997
          SEMPRA ENERGY 4.621% 5/17/07                               4.62%         05/17/2007       430,000       429,381
          SEMPRA ENERGY 4.75 5/15/09                                 4.75%         05/15/2009        70,000        69,446
          SOUTHER CO CAP 5.3% 2/01/07                                5.30%         02/01/2007       155,000       158,373
          SOUTHWEST 01-1A2 5.496 11/1/06                             5.50%         11/01/2006       365,000       369,853
          SWESTERN PUB SVCS 5.125 11/06                              5.13%         11/01/2006       180,000       181,689
          SPRINT CAP GLBL 7.625% 1/30/11                             7.63%         01/30/2011       215,000       243,963
          ARC 02-BC1 M2 1ML+110 1/32                                 6.42%         01/25/2032        22,553        22,668
          SASC 04-GEL1 A 1ML+36 2/34                                 5.68%         02/25/2034        23,553        23,574
          SWIFT 05-A12 B 1ML+48 6/10                                 5.68%         06/15/2010       305,000       304,605
          TARGET CORP 3.375% 3/01/08                                 3.38%         03/01/2008       450,000       442,268
          TELECOM ITALIA 4% 11/15/08                                 4.00%         11/15/2008       280,000       272,973
          TELECOM ITALIA 4% 1/15/10                                  4.00%         01/15/2010       255,000       247,578
          TELECOM ITALIA 4.875% 10/01/10                             4.88%         10/01/2010       125,000       124,123
          TEXAS EAST 5.25% 7/15/07                                   5.25%         07/15/2007        50,000        51,313
          TEXTRON FINL MTN 4.125% 3/3/08                             4.13%         03/03/2008       225,000       224,272
          TIME WARNER COS INC 8.18% 8/07                             8.18%         08/15/2007       210,000       226,156
          TRAVELERS PPTY 3.75% 3/15/08                               3.75%         03/15/2008        95,000        93,704
          TAROT 05-A A3 4.05 3/10                                    4.05%         03/12/2010       350,000       346,494
          TAROT 05-B A3 4.28% 6/10                                   4.28%         06/14/2010       415,000       411,843
          US BANK NA MTN 4.125% 3/17/08                              4.13%         03/17/2008       873,000       873,166
          USA ED INC MTN 5.625% 4/10/07                              5.63%         04/10/2007       450,000       458,389
          UNION PLANTERS 5.125% 6/15/07                              5.13%         06/15/2007       155,000       155,762
          USTN 3.375% 9/15/09                                        3.38%         09/15/2009     6,785,000     6,626,713
          USTN 3.625% 4/30/07                                        3.63%         04/30/2007     3,729,000     3,713,113
          USTN 3.75% 5/15/08                                         3.75%         05/15/2008    19,806,000    19,589,922
          USTN 3.875% 7/31/07                                        3.88%         07/31/2007     4,161,000     4,194,667
          USTN 4% 8/31/07                                            4.00%         08/31/2007     3,102,000     3,122,872
          VERIZON GLBL 7.25% 12/1/10                                 7.25%         12/01/2010       440,000       480,115
          VERIZON WRLSS 5.375% 12/15/06                              5.38%         12/15/2006       440,000       442,500
          VERIZON NEW YOR 6.875% 4/01/12                             6.88%         04/01/2012       505,000       535,107
          VAELEC 5.75% 3/31/06                                       5.75%         03/31/2006       400,000       406,719
          VWALT 04-A A3 2.84 7/07                                    2.84%         07/20/2007       355,000       352,006
          VWALT 05-A A3 3.82% 5/08                                   3.82%         05/20/2008       450,000       446,003
          VWALT 05-A A4 3.94% 10/10                                  3.94%         10/20/2010       450,000       443,613
          WESTO 04-3 A4 3.93% 2/12                                   3.93%         02/17/2012       490,000       480,314

          WESTO 04-4 A4 3.44% 5/12                                   3.44%         05/17/2012       345,000       336,125
          WESTO 05-1 A3 3.59% 10/09                                  3.59%         10/19/2009       490,000       483,679
          WESTO 05-2 A3 4.17% 12/07                                  4.17%         12/17/2007       250,000       248,593
          WESTO 05-2 A4 4.39% 11/12                                  4.39%         11/17/2012       250,000       248,499
          WBCMT 05-C16 APB 4.692% 10/41                              4.71%         10/15/2041       150,000       147,035
          WBCMT 03-C6 A2 4.498 8/35                                  4.50%         08/15/2035       275,000       271,081
          WBCMT 03-C7 A1 4.241 10/35                                 4.24%         10/15/2035       315,986       308,875
          WBCMT 03-C8 A3 4.445% 11/35                                4.45%         11/15/2035       680,000       663,705
          WBCMT 05-C18 XP CSTR 4/42                                  0.53%         04/15/2042     3,097,116        56,949
          WBCMT 2004-C15 A2 4.039 10/41                              4.04%         10/15/2041       370,000       358,550
          WBCMT 05-C16 A2 4.38% 10/41                                4.38%         10/15/2041       465,000       455,542
          WBCMT 05-C22 A1 4.98 12/44                                 4.98%         12/15/2044       210,000       210,869
          WACHOVIA CORP 6.15% 3/15/09                                6.15%         03/15/2009       575,000       606,580
          WACHOVIA CORP 3.5% 8/15/08                                 3.50%         08/15/2008       260,000       254,670
          WASH MUTUAL INC 4.375% 1/15/08                             4.38%         01/15/2008       650,000       655,351
          WAMMS 03-MS9 2A1 7.5% 12/33                                7.50%         12/25/2033        34,250        35,237
          WAMMS 04-RA2 2A 7% 7/33                                    7.00%         07/25/2033        57,692        59,238
          WASHINGTON MUTUAL 4.5% 8/25/08                             4.50%         08/25/2008       310,000       311,309
          WELLS FARGO & CO 6.25% 4/15/08                             6.25%         04/15/2008       400,000       417,616
          WELLS FARGO & CO 4% 9/10/12                                4.00%         09/10/2012       150,000       149,103
          WELLS FARGO 3.125 4/1/09                                   3.13%         04/01/2009       180,000       171,911
          WELLS FARGO GLBL 4.125 3/10/08                             4.13%         03/10/2008     1,270,000     1,267,081
          WFMBS 05-AR4 2A2 CSTR 4/35                                 4.53%         04/25/2035       787,979       775,305
          WFMBS 05-AR2 2A2 4.57% 3/35                                4.57%         03/25/2035       400,019       394,406
          WFMBS 5-AR9 2A1 CSTR 5/35                                  4.36%         05/25/2035       434,563       430,474
          WFMBS 05-AR10 2A2 CSTR 6/35                                4.11%         06/25/2035       156,572       154,240
          WFMBS 05-AR12 2A6 CSTR 7/35                                4.32%         07/25/2035        90,376        88,773
          WESTO 05-3 A4 4.39 5/13                                    4.39%         05/17/2013       220,000       217,462
          WESTO 05-3 B 4.50 5/13                                     4.50%         05/17/2013        85,000        83,811
          WESTO 05-3 C 4.54 5/13                                     4.54%         05/17/2013       110,000       108,861
          WALT 04-1 A3 2.96% 6/08                                    2.96%         06/15/2008       475,000       467,851
          WOART 04-A A4 3.96% 7/11                                   3.96%         07/12/2011       315,000       309,728
          UNSETTLED SECURITIES                                                                                 (2,926,389)
                                                                                                             -------------
               TOTAL OF UNDERLYING SECURITIES                                                                 165,507,159

                                                                                                             -------------
          TOTAL OF FIXED INCOME FUND                                                                          167,391,152
                                                                                                             -------------

       STOCK
                                                                                                             -------------
  *       BOWATER COMMON STOCK                                                                    1,199,003    36,833,371
                                                                                                             -------------

       MUTUAL FUNDS
  *       FIDELITY MAGELLAN                                                                         345,512    36,776,264
  *       FIDELITY EQUITY INCOME                                                                    601,691    31,757,273
  *       FIDELITY OTC PORTFOLIO                                                                    692,359    26,164,244
  *       FIDELITY INTERNATIONAL DISCOVERY                                                          393,277    12,451,143
          SPARTAN US EQUITY INDEX                                                                   268,018    11,835,668
          LORD ABBETT SMCPVAL Y                                                                     314,310     9,246,996
  *       FIDELITY ASSET MANAGER                                                                    431,600     6,927,187
  *       FIDELITY ASSET MANAGER GROWTH                                                             336,504     5,074,484
  *       FIDELITY SHORT TERM BOND                                                                  301,212     2,668,734
  *       FIDELITY ASSET MANAGER INCOME                                                             155,946     2,000,791
          RS SMALLER COMPANY GROWTH                                                                  93,799     1,980,088
  *       FIDELITY FREEDOM 2020                                                                      99,102     1,457,792
  *       FIDELITY FREEDOM 2015                                                                     108,861     1,257,346
          LM VALUE TRUST FI CL                                                                       13,751     1,024,057
  *       FIDELITY FREEDOM 2010                                                                      44,946       631,485
          GS GROWTH OPPS INST                                                                        27,543       610,071
  *       FIDELITY FREEDOM 2025                                                                      35,735       427,392
  *       FIDELITY FREEDOM 2035                                                                      17,402       212,830

  *       FIDELITY FREEDOM 2030                                                                      10,065       151,175
  *       FIDELITY FREEDOM 2005                                                                       9,561       106,318
  *       FIDELITY FREEDOM 2040                                                                      11,651       102,875
  *       FIDELITY FREEDOM INCOME                                                                     1,940        22,059
                                                                                                             -------------
               TOTAL OF MUTUAL FUNDS                                                                          152,886,272
                                                                                                             -------------
                                                                                                             -------------
  *    PARTICIPANT LOANS (5.25% to 10.50%)                                                                      8,203,758
                                                                                                             -------------
                                                                                                             -------------
  *    INTEREST-BEARING CASH                                                                                    2,111,167
                                                                      4.10%                                  -------------
------------------------------------------------------------------ ---------- ---------------- ------------- -------------
TOTAL ASSETS IN SAVINGS PLAN                                                                              $   367,425,720
------------------------------------------------------------------ ---------- ---------------- ------------- -------------

* Denotes a party-in-interest.

** Investment with periodic credit interest-rate reset.

See accompanying report of independent registered public accounting firm.

INDEX TO EXHIBITS


Exhibit No.     Description


23              Consent of Independent Registered Public Accounting Firm